UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
fdrobotics, Inc.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> December 19, 2017

Physical address of issuer
244 Fifth Avenue, Suite C178, New York, NY 10001

Website of issuer
https://hyperionrobotics.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
September 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$733	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(733)	$0

The above reflects the consolidated financials of fdrobotics, Inc. and its subsidiary Fdrobotics OY.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 18, 2018

fdrobotics, Inc.



Up to $600,000 of Crowd Notes

fdrobotics, Inc. dba Hyperion Robotics ("fdrobotics", the "Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 21, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by September 21, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 21, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://hyperionrobotics.com/investorsreport.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/hyperion.robotics

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

fdrobotics, Inc. is a Delaware C-Corporation, formed on December 19, 2017. The Company is currently also conducting business under the name of Hyperion Robotics. The Company has a subsidiary, Fdrobotics OY, which was incorporated as a Limited Liability Company in Helsinki, Finland. The Company owns 100% of the subsidiary.

The Company is located at 244 Fifth Avenue, Suite C178, New York, NY 10001.

The Company's website is https://hyperionrobotics.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/hyperion.robotics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Minimum investment amount per investor	$1,000
Offering deadline	September 21, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 14, 17 and 18-19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Hyperion Robotics has yet to finalize a partnership with a major corporation, developer, or construction company. If the Company is unable to secure these partnerships, it may not be able to meet its growth projections, attract customers, and/or meet its financials obligations.

The Company has $30,000 in cash remaining, representing ~1 month of runway. If the Company is unable to raise additional capital in a timely manner, it may have to reduce or cease operations, be unable to meet its financial obligations, and/or close.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Hyperion Robotics' forecasted cash flow is heavily dependent upon the Company securing large contracts which it has not yet signed. If the Company is unable to close these contracts, its burn will be much higher which may cause the Company to miss its growth projections or be unable to meet its financial obligations. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to protect its intellectual property adequately. The company currently has no patents on its products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Hyperion Robotics seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention

Hyperion Robotics may face unexpected challenges in financing and manufacturing its robots at scale. The Company has not yet finalized its manufacturing partners for the production versions of its robots. The Company may face obstacles in finalizing a production version of its robot. Building these robots is a capital intensive process and the Company may not be able to finance the production of these robots, causing the Company to miss its growth projections and be unable to meet its financial obligations.

Hyperion Robotics faces competition from other companies in the 3D building space. Existing companies that engage in the 3D building business or are within the construction space could introduce new or enhance existing products. If Hyperion Robotics is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that he Company has incurred losses from inception of approximately $733 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has engaged in Related Party Transactions. Specifically, the Company has a related party loan from Dragonstone which is a company owned solely by Fernando De los Rios. This loan has no formal payback period or interest that is accrued. As of December 31, 2017, the balance is $733.

The Company has not filed a Form D for its prior offering of SAFE Notes from 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is not currently registered as a foreign (out-of- state) business entity in New York. It is uncertain whether such registration is required, as the Company does not yet have a designated office. If the registration is required, without the qualification, the Company could be subject to fines and interest, liability for back taxes, and inability to sue in the states where it is not registered.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not have an employment contract in place with Fernando De los Rios, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Fernando were to leave Hyperion Robotics, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

In the USA, there is a lack of affordable and available housing. Housing prices continue to soar while disposable income has increased marginally. As of this year, home values have risen 8.7%, 0.3 percentage points from June 2006 housing crisis while the average wage at the end of 2017 remains at $44,564. According, to a 2017 study conducted by How Much, there are only thirteen states in which Americans can buy an average sized home on the average salary with a 10% down payment and thirty-year mortgage. As the cost of housing increases so does the cost of construction. According to the National Association of Home Builders, 900,000 new homes will be built in 2018, 400,000 less than the required 1.3 million homes needed to keep up with population growth. This is due in part to tighter housing regulations, which have increased costs since 2011. It is also partly caused by a worsening labor shortage of construction workers, which has seen workforce numbers decline below the 2010 housing bubble crisis figures. In sum, the cost of construction is rising, and fewer Americans are able to purchase homes due to rising prices, decreased housing inventory, and stagnant wages.

At Hyperion Robotics, we are providing a solution that will increase efficiency and speed and reduce the cost of building in the construction industry. By changing how we build, we are solving latent problems within the construction industry and providing a viable technical solution to help solve America's housing crisis and housing issues worldwide.

Business Plan

Hyperion Robotics is a next-generation technologies company that enables design freedom and simplifies the construction of unique and complex structures through robotics and 3D printing. Taking advantage of robotic technologies, we build our own printing systems, and have developed a unique concrete formula that is stronger than traditional concrete as our "ink" to provide 3D printing concrete solutions. Currently, we are consolidating a new construction process to create affordable and sustainable 3D printed houses and large-scale structures.

To demonstrate our technology, we will work with construction partners to print one of the first livable concrete 3D printed houses in the United States. This is a first step, in which we ultimately aim to be the leading provider and seller of 3D printing construction robotic technology.

We aim to be the leading provider and seller of 3D printing construction robotic technology. We envision a future where human labor is limited in construction and we want to make 3D printing for construction adoptable by designers and construction companies around the world.

We will work on initial housing pilot projects with construction companies in 2018 and 2019. We are currently in talks with companies to form these partnerships. Our goal is to secure five pilot projects. We then plan to begin to sell and lease our robotic technology to construction companies at the end of 2019.

We believe 3D printing is the next step in building construction. Compared to traditional construction, we have created technology that we think at scale will:

- **Build Faster**: We project that our technology will be able to build up to 50-70% faster than traditional construction methods. With current build processes, it takes approximately six months to build a single-family home. With our technology, we estimate that we will be able to print the walls and partitions of a single-family home in as little as forty-eight hours with full construction completed in weeks.

- **Be Environmentally Friendly**: Our technology provides a greener and more sustainable solution for the future of construction. 3D printing minimizes our impact on the environment by reducing material usage, construction waste, and human labor in construction processes. By using less material and onsite equipment in construction we believe we will be able to minimize construction waste and our carbon footprint.

- **Increase Creativity:** Our technology expands the creative possibilities and enables freedom of design in architecture. Currently, creating complex and geometrical designs requires a lot of molding and human labor. It is often impractical, impossible, or too costly to create modern designs with current construction methods. Our technology eliminates the need for molding and precisely prints customized shapes with ease using our software applications.

- **Be More Cost Effective:** Our technology increases cost savings throughout the entire construction process. First, it reduces the need for equipment on site, which contributes a significant part of a project's budget. Secondly, we believe we will be able to save 50-80% in labor by reducing the number of workers on site with only two workers required to operate the printing system.

- **Build Stronger Structures**: We are designing our concrete material to be stronger than traditional concrete, with reduced shrinking and cracking. Furthermore, we are focusing on creating materials that do not require additional reinforcements, are quick drying and reach a maximum strength after seven days without the need for wet curing. Several properties can be tailored to accommodate different build needs. Our material is stored and delivered dry, to be produced as it is needed, removing the need for time and weather sensitive concrete deliveries to construction sites.

- **Be Versatile:** Our technology is mobile and can print continuously on-site in temperatures ranging from -40 to 104 degrees Fahrenheit. It can also be used to construct components off-site in an automated facility, bringing the advantages of prefabricated concrete elements, which can be easily transported and assembled at the construction site.

- **Be Easy-To-Use**: We have designed a system that is easy-to-use and with a short set-up process. We believe construction should be simple and have designed a system that anyone can use with a bit of training.

Progress to Date

We have developed a working prototype, unique concrete formula, and have successfully printed initial test structures. Currently, we are improving our technology, testing materials, and refining our build processes.

Our prototype consists of a robotic concrete 3D printing system. The technology includes a materials feed system, a mixing and pumping system, a printer head attached to a large scale robotic arm, and a control system. Our technology is capable of printing internal and external walls, formwork, columns, and freeform structures for one story residential and commercial buildings. For larger parts to be printed in one piece, our printer can be made mobile, by means of rails or an automated platform. We are in the process of developing the software which will read and print the architectural plans. The software will consist of a simple interface that will read a CAD model. Once read, the program will transmit the necessary code for the printer to execute the build. The user will also be able to control all aspects of the printer movement from the program.

The concrete material is a unique formula that is stronger than traditional concrete and is optimized for printing purposes. We are currently testing our materials to comply with international building standards and codes.

Lastly, we have designed an off-site build process that we will refine as we build our first pilot projects with construction and architecture firms starting in 2018 and 2019. By the end of 2019, we intend to sell and lease our technology and materials to our target market consisting of construction companies, real estate developers, contractors, architects, and governments.

The Company's Products and/or Services

Product / Service	Description	Current Market
Robotic technologies and accompanying software providing 3D printing concrete solutions	Consolidating a new construction process to "print" affordable and sustainable 3D printed houses and large-scale structures.	Developers, Contractors, Governments, and Construction Companies

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are Developers, Contractors, Governments, and Construction Companies.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87768181	Construction Services, namely the planning, laying out and custom automated construction of modular buildings	Hyperion Robotics	January 24, 2018	N/A	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.1% of the proceeds, or $55,000 towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Develop Customized 3D Printing Software	30%	30%	30%
Materials testing and development	30%	30%	30%
Robot Mobility R&D	25%	25%	25%
Facilities	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Fernando Javier De los Rios Morgante	CEO and Director	CEO - Hyperion Robotics - December 2017 - Present Financial management Team Building Fundraising Business Development Brand Management COO- Cazza Construction Technologies - October 2016 - December 2017 Financial Management Operation Management Fundraising Business Development Brand Management Relationship Management COO - Appsitude - January 2016- October 2016 Financial Management Operation Management Business Development Relationship Management CEO - Prix - July 2013 - April 2015 Financial management Team Building Fundraising Business Development Brand Management
Oriol Ala Puig	CTO	CTO - Hyperion Robotics - December 2017- Present Engineering Management Business Strategy Product Development and Testing R&D Operations ADDCOMPOSITES; Founder, CTO, Lead Mechanical Design Engineer Espoo FINLAND, Sep 2015 - Jan 2018 Composites Automation Hardware and Consulting Services Mechanical Engineering Product Development Prototype Design, Manufacture and Testing Business Planning Relationship Management. AALTO UNIVERSITY; R&D Mechanical Engineer, Business Plan Developer Espoo FINLAND, Aug 2015 to Sep 2015 and Mar 2016 to April 2016 Technology development from initial idea to viable

		business. Business plan creation Grant application writing

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	10,000,000	N/A	Current offering is a crowdnote round. Current stock will be diluted once this note converts into equity.	100%	N/A

The Company has the following debt outstanding:
None

Ownership

A majority of the Company is owned by one person. That person is Fernando De Los Rios.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fernando De Los Rios	Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Fdrobotics, Inc., a New York C-Corporation (dba Hyperion Robotics), was formed on December 19, 2017. The Company is headquartered in New York, New York. Fdrobotics, Inc. is creating a new way of design and construction through robotics and 3D printing. The Company's year-end is December 31.

Hyperion Robotics is a next-generation technologies company that enables design freedom and simplifies the construction of unique and complex structures through robotics and 3D printing. Taking advantage of robotic technologies, we build our own printing systems, and have developed a unique concrete formula that is stronger than traditional concrete as our "ink" to provide 3D printing concrete solutions. Currently, we are consolidating a new construction process to create affordable and sustainable 3D printed houses and large-scale structures.

Liquidity and Capital Resources
The Company is pre-revenue, and as a result, the proceeds from the Offering are essential to our operations. Although they have not yet made any sales, they intend to work on initial housing pilot projects with construction companies in 2018 and 2019. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,000 in cash on hand as of April 30, which will be augmented by the Offering proceeds and used to execute our business strategy.

Fdrobotics, Inc. entered into a rights agreement with Manuel Armando Portocarrero on February 13, 2018 to transfer $100,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Cazza, Inc. was a company that was owned by Fernando De los Rios. The Company entered into a rights agreement with Marcela Gutierrez Collazos on February 14, 2018 to transfer $50,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Fdrobotics, Inc. entered into a rights agreement with Cesar Augusto Magalhaes Fernandes on March 9, 2018 to transfer $700,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. During April 2018 the Company set up a subsidiary in Finland for production. On April 29, 2018 the Company entered into a SAFE agreement with Blanca Maria Morgante de De los Rios for $50,000

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	April 2018	Regulation D, 506(b)	SAFE Notes	$50,000	Operating expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has a related party loan from Dragonstone which is a company owned solely by Fernando De los Rios. This loan has no formal payback period or interest that is accrued. As of December 31, 2017, the balance is $733.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Fernando De Los Rios
_____
(Signature)

Fernando De Los Rios
_____
(Name)

Principal Executive Officer, Principal Financial Officer, Controller, and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Fernando De Los Rios
_____
(Signature)

Fernando De Los Rios
_____
(Name)

Director
_____
(Title)

7/18/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

fdrobotics, Inc.
(dba Hyperion Robotics)

A New York Corporation

Financial Statements (Unaudited)
and
Independent Accountants' Review Report

For the Period of December 19, 2017 (Inception) to December 31, 2017

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management
fdrobotics, Inc.
New York, New York

We have reviewed the accompanying financial statements of fdrobotics, Inc. (a New York Corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operation, members' equity (deficit) and cash flows for the period of December 19, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 3 of the financial statements, fdrobotics, Inc. relies on outside sources to fund operations, and has incurred losses since its inception. Accordingly, substantial doubt is raised about fdrobotics, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 31, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

fdrobotics, Inc.
(dba Hyperion Robotics)
Balance Sheets
(unaudited)

	December 31 2017
Assets	
Total Assets	$ -
Liabilities	
Current liabilities	
Related party liability	$ 733
Total current liabilities	733
Total Liabilities	733
Shareholders' Equity	
Accumulated deficit	(733)
Total owners' equity	(733)
Total liabilities and owners' equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

fdrobotics, Inc.
(dba Hyperion Robotics)
Statement of Operations
(unaudited)

	December 19, 2017 (Inception) through December 31, 2017
Revenue	$ -
Gross profit	-
Operating expenses	
Online services	**54**
Professional fees	**679**
Total Operating Expenses	**733**
Net Loss before income taxes	**(733)**
Provision for income taxes	-
Net loss	$ **(733)**
Basic & diluted earnings (loss) per share for the period	$ -
Basic & diluted weighted average shares outstanding	-

See accompanying independent accountants' review report and notes to the financial statements

fdrobotics, Inc.
(dba Hyperion Robotics)
Statement of Changes in Owners' Equity
(unaudited)
For the Period from December 19, 2017 (Inception) to December 31, 2017

	Common Shares		Accumulated Deficit	Stockholder's Equity
	Shares	Amount		
Balance - December 19, 2017 (inception)	-	$ -	$ -	$ -
Net loss			(733)	(733)
Balance - December 31, 2017	-	$ -	$ (733)	$ (733)

See accompanying independent accountants' review report and notes to the financial statements

fdrobotics, Inc.
(dba Hyperion Robotics)
Statement of Cash Flows
(unaudited)

	December 19, 2017 (Inception) through December 31, 2017
Cash flows from operating activities	
Net loss	$ (733)
Net cash used in operating activities	(733)
Cash flows from financing activities	
Related party liability	733
Net cash provided by financing activities	733
Net increase in cash	-
Cash at beginning of period	-
Cash at end of period	$ -
Supplemental Cash Flow Information	
Interest paid	$ -
Taxes paid	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature and Continuance of Operations

Fdrobotics, Inc., a New York C-Corporation ("the Company"), was formed on December 19, 2017. The Company is headquartered in New York, New York.

Fdrobotics, Inc. is creating a new way of design and construction through robotics and 3D printing.

The Company's year-end is December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level

3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the New York State Franchise Tax Board. There have been no tax returns filed as of yet.

The Company currently has a tax net operating loss (NOL) of $733 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluations the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $733 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS
The Company has a related party loan from Dragonstone which is a company owned solely by Fernando De los Rios. This loan has no formal payback period or interest that is accrued. As of December 31, 2017, the balance is $733.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated events from December 31, 2017 through May 31, 2018, the date these financial statements were available to be issued, and has determined that the following are subsequent events. Fdrobotics, Inc. entered into a rights agreement with Manuel Armando Portocarrero on February 13, 2018 to transfer $100,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Cazza, Inc. was a company that was owned by Fernando De los Rios. The Company entered into a rights agreement with Marcela Gutierrez Collazos on February 14, 2018 to transfer $50,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Fdrobotics, Inc. entered into a rights agreement with Cesar Augusto Magalhaes Fernades on March 9, 2018 to transfer $700,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. During April 2018 the Company set up a subsidiary in Finland for production. On April 29, 2018 the Company entered into a SAFE agreement with Blanca Maria Morgante de De los Rios for $50,000

EXHIBIT C
PDF of SI Website



hyperion™
robotics
2018
New-York, USA
1

Disclaimer
This presentation contains offering materials prepared solely by Hyperion Robotics without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.
2

hyperion™
robotics
2018
New-York, USA
housing crisis.

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Invest in Hyperion Robotics

3D Printing Robotic Technology and Materials for Construction

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$1,000	$6,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

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Hyperion Robotics is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Hyperion Robotics without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Prototype system built and assembled, currently printing test structures.
- CEO and Founder was featured on Forbes 30 under 30 Asia: Industry, Manufacturing & Energy List in 2017
- Secured letters of intent from an international materials manufacturer and multi-million-dollar real estate development company
- The 3D printing construction industry is forecasted to earn $40 billion in revenue by 2027.

Fundraise Highlights

- Total Round Size: US $600,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Hyperion Robotics is redefining how we build by removing the barriers between cost, function, sustainability and design in construction processes with next-generation concrete 3D printing robotic technology.

In the USA, there is a lack of affordable and available housing. Housing prices continue to soar while disposable income has increased marginally. As of this year, home values have risen 8.7%, 0.3 percentage points from June 2006 housing crisis while the average wage at the end of 2017 remains at $44,564. According, to a 2017 study conducted by How Much, there are only thirteen states in which Americans can buy an average sized home on the average salary with a 10% down payment and thirty-year mortgage. As the cost of housing increases so does the cost of construction. According to the National Association of Home Builders, 900,000 new homes will be built in 2018, 400,000 less than the required 1.3 million homes needed to keep up with population growth. This is due in part to tighter housing regulations, which have increased costs since 2011. It is also partly caused by a worsening labor shortage of construction workers, which has seen workforce numbers decline below the 2010 housing bubble crisis figures. In sum, the cost of construction is rising, and fewer Americans are able to purchase homes due to rising prices, decreased housing inventory, and stagnant wages.

At Hyperion Robotics, we are providing a solution that will increase efficiency and speed and reduce the cost of building in the construction industry. By changing how we build, we are solving latent problems within the construction industry and providing a viable technical solution to help solve America's housing crisis and housing issues worldwide.

Product & Service

Benefits

We believe 3D printing is the next step in building construction. Compared to traditional construction, we have created technology that we think at scale will:

- **Build Faster:** We project that our technology will be able to build up to 50-70% faster than traditional construction methods. With current build processes, it takes approximately six months to build a single-family home. With our technology, we estimate that we will be able to print the walls and partitions of a single-family home in as little as forty-eight hours with full construction completed in weeks.
- **Be Environmentally Friendly:** Our technology provides a greener and more sustainable solution for the future of construction. 3D printing minimizes our impact on the environment by reducing material usage, construction waste, and human labor in construction processes. By using less material and onsite equipment in construction we believe we will be able to minimize construction waste and our carbon footprint.
- **Increase Creativity:** Our technology expands the creative possibilities and enables freedom of design in architecture. Currently, creating complex and geometrical designs requires a lot of molding and human labor. It is often impractical, impossible, or too costly to create modern designs with current construction methods. Our technology eliminates the need for molding and precisely prints customized shapes with ease using our software applications.
- **Be More Cost Effective:** Our technology increases cost savings throughout the entire construction process. First, it reduces the need for equipment on site, which contributes a significant part of a project's budget. Secondly, we believe we will be able to save 50-80% in labor by reducing the number of workers on site with only two workers required to operate the printing system.
- **Build Stronger Structures:** We are designing our concrete material to be stronger than traditional concrete, with reduced shrinking and cracking. Furthermore, we are focusing on creating materials that do not require additional reinforcements, are quick drying and reach a maximum strength after seven days without the need for wet curing. Several properties can be tailored to accommodate different build needs. Our material is stored and delivered dry, to be produced as it is needed, removing the need for time and weather sensitive concrete deliveries to construction sites.

PROFILE MENU

- **Be Versatile:** Our technology is mobile and can print continuously on-site in temperatures ranging from -40 to 104 degrees Fahrenheit. It can also be used to construct components off-site in an automated facility, bringing the advantages of prefabricated concrete elements, which can be easily transported and assembled at the construction site.

- **Be Easy-To-Use:** We have designed a system that is easy-to-use and with a short set-up process. We believe construction should be simple and have designed a system that anyone can use with a bit of training.

Highlights
Overview
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What Does Our Technology Print?

Our technology prints the following elements for residential and commercial structures:

- Internal and external walls
- Formwork for Foundation
- Monolithic slabs
- Freeform Structures
- Columns
- Complex Geometric Structures
- Overhangs

Progress to Date

We have developed a working prototype, unique concrete formula, and have successfully printed initial test structures. Currently, we are improving our technology, testing materials, and refining our build processes.

Our prototype consists of a robotic concrete 3D printing system. The technology includes a materials feed system, a mixing and pumping system, a printer head attached to a large scale robotic arm, and a control system. Our technology is capable of printing internal and external walls, formwork, columns, and freeform structures for one story residential and commercial buildings. For larger parts to be printed in one piece, our printer can be made mobile, by means of rails or an automated platform. We are in the process of developing the software which will read and print the architectural plans. The software will consist of a simple interface that will read a CAD model. Once read, the program will transmit the necessary code for the printer to execute the build. The user will also be able to control all aspects of the printer movement from the program.

The concrete material is a unique formula that is stronger than traditional concrete and is optimized for printing purposes. We are currently testing our materials to comply with international building standards and codes.

Lastly, we have designed an off-site build process that we will refine as we build our first pilot projects with construction and architecture firms starting in 2018 and 2019. By the end of 2019, we intend to sell and lease our technology and materials to our target market consisting of construction companies, real estate developers, contractors, architects, and governments.

The Future of Construction is 3D Printed

While the United States has yet to formally implement legislation in regards to 3D printing construction, some regions have demonstrated a need for 3D printing technology.

- Dubai has implemented a 3D Printing Strategy which mandates that 25% of all building must be 3D printed by 2030.
- Saudi Arabia is turning towards 3D printing as a solution to solve its housing crises in which they need to build 1.5 million houses within the next five years.
- Singapore has invested USD$107.7million in government and industry funding to assist with housing its elderly population.

Gallery





Prototype.

Team Story

Fernando De Los Rios has always been interested in technology and after forming Prix, one of Peru's first online grocery stores, moved to Silicon Valley to become involved in the tech community and focus on building solutions to larger problems. While in Silicon Valley, after conducting some research into different industries he identified a gap in the construction industry, where current construction practices could be improved by using more efficient and innovative technologies. After forming Cazza Construction Technologies, Fernando left to form Hyperion Robotics as he felt that a change of direction was required to tackle problems facing the housing and construction industry. Oriol Ala Puig, an engineer and start-up founder with experience in 3D printing and robotics, joined forces with Fernando to focus on driving change in the construction industry. Shortly afterwards, Ashish Mohite and Cesar Fernandez were welcomed on board to round out Hyperion Robotics experience with design and operational management. Together the team shares a common passion for 3D printing and bringing innovative products to market that address large-scale problems, improve how we work and expand the limits of design in the construction industry. Currently, Hyperion Robotics is redefining how we build by developing technology that makes construction more efficient, cost-effective, safer, and sustainable.

Founders and Officers

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Fernando De Los Rios
CEO

Fernando De Los Rios has a bachelor's degree in business from the Universidad del Pacifico. He had previously worked in Finance at Ernst & Young before shifting his focus to e-commerce and entrepreneurship. In 2013 Fernando founded Prix, one of Peru's first online grocery stores. He was featured on Forbes 30 under 30 Asia list in 2017 and was co-founder and COO of Cazza Construction Technologies, before leaving to start Hyperion Robotics. Fernando has a strong interest in technology and is passionate about changing the way we design and construct through robotics and 3D printing.



Oriol Ala Puig
CTO

Oriol Ala Puig has a master's degree in mechanical engineering from Aalto University. He is a mechanical engineer with significant experience in product design and development, robotics, 3D printing and prototyping. Prior to forming Hyperion Robotics, he co-founded AddComposites, an additive manufacturing technology company that prints composite parts for specialty applications. Oriol is passionate about entrepreneurship and creating innovative products.



Cesar Fernandes
OPERATIONS

Cesar Fernandes has a degree in mining engineering from the University of Exeter. He has eight years experience in on-site operations management and implementing systems focused on worker safety and supply chain management. Cesar is interested in how technology can be better used to aid construction and increasing safety in the workplace.



Ashish Mohite
DESIGN

Ashish Mohite is an Architecture PHD candidate at the Aalto University Digital Design Laboratory, which focuses on digital design and manufacturing technologies. Prior to Hyperion Robotics, he co-founded Atomic Shapes, a 3D printing modeling solutions company that enables anyone with no experience to create a 3D model in a matter of seconds. Asish is passionate about architectural design and how digital technologies will enable new design possibilities.

Would you like to connect with the Hyperion Robotics's team? YES NO

Q&A with the Founder

Q: Please describe your typical customer/user profile.

Hyperion Robotics: Our target market is construction companies, developers, contractors, real estate, architects, artists, and government. We are primarily targeting businesses with a background in construction and design that build single and two story homes and structures or are connected with the residential construction industry.

Q: Please detail your competitive advantages.

Hyperion Robotics: We will offer a complete construction system to our customers, with a high degree of end-to-end automation that will ease the adoption and expansion of the new technology. We will provide full training to use our technology.
Unlike our competitors, we are not just building 3D printing concrete structures. We are creating an entire system and process of design and construction, from the software and hardware to the construction materials.

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We will also offer consultancy and design services, to educate our clients in the benefits and possibilities that we are making available to them.

With our unique printing head technology and concrete formula, we believe our builds will achieve equal or higher strength than build standards and regulations demand, without requiring extensive metal reinforcement that are currently required.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?

Hyperion Robotics: We view Cybe, Icon, Win Sun, and Apis Cor as our closest competitors.

Icon is a 3D printing construction company focused on working with New Story, a non-profit, to construct housing in the developing world. Their aim is to construct housing in El Salvador. and build technology for the developing world.

WinSun and Apis core are two 3D printing construction companies focused on providing 3D printing construction build services in the developed world.

Cybe provides both 3D printing build construction services and sells 3D printing technology.

Our goal is to sell and lease the technology, rather than provide build and residential construction services like our competitors. We are dedicated to developing our technology and materials to create an entire system and process of design and construction.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Hyperion Robotics:

We need to comply with building standards and regulations in the United States and Europe. These regulations include amongst others, safety, durability, and earthquake and hurricane resistance. In certain areas within our market we are able to comply with basic construction standards. As we build our own technology, we are able to adapt and customize our technology to meet these regulations.

Q: Please summarize your business and business model.

Hyperion Robotics: Hyperion Robotics is a next-generation technologies company that enables design freedom and simplifies the construction of unique and complex structures through robotics and 3D printing. Taking advantage of robotic technologies, we build our own printing systems, and have developed a unique concrete formula that is stronger than traditional concrete as our "ink" to provide 3D printing concrete solutions. Currently, we are consolidating a new construction process to create affordable and sustainable 3D printed houses and large-scale structures.

To demonstrate our technology, we will work with construction partners to print one of the first livable concrete 3D printed houses in the United States. This is a first step, in which we ultimately aim to be the leading provider and seller of 3D printing construction robotic technology.

We aim to be the leading provider and seller of 3D printing construction robotic technology. We envision a future where human labor is limited in construction and we want to make 3D printing for construction adoptable by designers and construction companies around the world.

We will work on initial housing pilot projects with construction companies in 2018 and 2019. We are currently in talks with companies to form these partnerships. Our goal is to secure five pilot projects. We then plan to begin to sell and lease our robotic technology to construction companies at the end of 2019.

Q: Please detail your anticipated pricing and margins.

Hyperion Robotics: We aim to generate USD$1,000,000 in revenue by the end of 2018 in pilot/showcasing projects and USD$8,300,000 - $9,368,000 in revenue by the end of 2019 through the sale and lease of our technology. We expect to manufacture and commercialize 35 robots in 2019. We have allotted 15 for sale at approximately $420,000. We have allocated 20 robots for leasing with an initial payment of $100,000 and then $8,900 a month for 36 months. We anticipate to start leasing our robotics systems mid-2019.

Q:

What are your projections around your customer acquisition cost (CAC)?

Hyperion Robotics: We estimate that one showcasing project will cost approximately $100,000. As each project is innovative, we expect there to be high interest once a project is completed. From each project, we estimate that we will acquire ten to fifteen new customers. Based on this estimation, our initial CAC will range between $6,700 and $10,000. We expect our CAC to decrease with each new showcasing project.

Q:

What are your assumptions about your customer lifetime value (LTV)?

Hyperion Robotics: We assume that average customer will buy or lease, 1 robot in year 1, 3 in year 2 and 5 in year 3.

We assume that one machine can build approximately 50 houses (1000sqf) per year. One house needs $12,000 worth of concrete--30 tons at $400 per ton. Lastly, we assume that we need to spend up to $20,000 per robot per year (CRC) to retain our customers through extra services such as maintenance and additional training. Over three years we estimate our customer LTV to be $9,153,600.

Q: Please detail your strategy to scale post-raise, including your product and business roadmap.

Hyperion Robotics: We will progressively hire the staff we need to complete our team and continue with the development of our tech. We will start working on showcasing projects and form potential partnerships that will lead to the commercialization (sales and leasing) of our robotic systems. To acquire initial customers we will do the following:

- We will work on projects with construction and architecture firms to demonstrate usability and functionality of the technology and show that it is more efficient and safer than traditional construction methods.
- We will release videos of Hyperion Robotics printing structures and housing.
- We will release information on how our technology meets international standard building codes and regulations.
- We will release specifications of our technology.
- We will release metrics that explain the printing process, benefits, cost and time to 3D print a house.

For more detail, please see our roadmap.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $600,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000
Maximum Raise Amount:	US $600,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Hyperion Robotics has set an overall target minimum of US $400,000 for the round, Hyperion Robotics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Hyperion Robotics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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If Minimum Amount Is Raised



- ● Software Development
- ● Equipment
- ● Hardware Development
- ● Materials R&D

If Maximum Amount Is Raised



- ● Software Development
- ● Facilities
- ● Hardware Development
- ● Materials R&D
- ● Building Certifications
- ● SG&A

Investor Perks

- **$1,000:** Receive company apparel (choice of baseball cap or t-shirt).

- **$2,000:** We will place your name on our "Road to Success" wall in our research facility and send you our company apparel.

- **$5,000:** We will send you a small concrete 3D printed object.

- **$10,000:** Receive a 10% discount on our technologies.

- **$15,000:** We will name a robotic system/materials after you OR have you submit a name of your choosing.

- **$30,000:** We will fly you out to the build-site of our first project to have you see our build first hand.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Fdrobotics, Inc., a New York C-Corporation (dba Hyperion Robotics), was formed on December 19, 2017. The Company is headquartered in New York, New York. Fdrobotics, Inc. is creating a new way of design and construction through robotics and 3D printing. The Company's year-end is December 31.

Hyperion Robotics is a next-generation technologies company that enables design freedom and simplifies the construction of unique and complex structures through robotics and 3D printing. Taking advantage of robotic technologies, we build our own printing systems, and have developed a unique concrete formula that is stronger than traditional concrete as our "ink" to provide 3D printing concrete solutions. Currently, we are consolidating a new construction process to create affordable and sustainable 3D printed houses and large-scale structures.

Liquidity and Capital Resources

The Company is pre-revenue, and as a result, the proceeds from the Offering are essential to our operations. Although they have not yet made any sales, they intend to work on initial housing pilot projects with construction companies in 2018 and 2019. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,000 in cash on hand as of April 30, which will be augmented by the Offering proceeds and used to execute our business strategy.

Fdrobotics, Inc. entered into a rights agreement with Manuel Armando Portocarrero on February 13, 2018 to transfer $100,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Cazza, Inc. was a company that was owned by Fernando De los Rios. The Company entered into a rights agreement with Marcela Gutierrez Collazos on February 14, 2018 to transfer $50,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. Fdrobotics, Inc. entered into a rights agreement with Cesar Augusto Magalhaes Fernandes on March 9, 2018 to transfer $700,000 of their convertible notes from Cazza, Inc. into fdrobotics, Inc. During April 2018 the Company set up a subsidiary in Finland for production. On April 29, 2018 the Company entered into a SAFE agreement with Blanca Maria Morgante de De los Rios for $50,000

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

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3D Printing Construction Market Revenue ($USD)

Market

3D printing construction is a new market that is expected to grow significantly over the next ten years. In a recent report published by SmarTech Publishing, it is forecasted that 3D printing for the construction industry will generate USD$40 billion in revenue by 2027. From that figure, it is estimated that USD$36 billion will be from application and services, USD$3.5 billion from machinery and $150 million from material sales.

Our target market consists of construction companies, developers, contractors, real estate, architects and governments. We are targeting companies involved in or connected to the construction industry, rather than the end client. With the release of our first piece of technology, we are particularly focused on targeting companies that are involved in the design, build, and delivery of one story residential homes and commercial buildings.

Competitive Advantage

Rather than focusing on building 3D printed concrete structures. We are creating an entire system and process of design and construction, from the software and hardware to the construction materials.

We offer a complete construction system to our customers, with a high degree of end-to-end automation that will ease the adoption and expansion of the new technology. At Hyperion Robotics, we believe that construction process should be automated, simplified and straight-forward. Following these beliefs, we have designed a system that is simple and have designed our technology to be used by anyone.

With our unique printing head technology and concrete formula, our builds achieve higher strength than current build standards and regulations demand, without requiring extensive metal reinforcement that are currently required.

Risks and Disclosures

Hyperion Robotics has yet to finalize a partnership with a major corporation, developer, or construction company. If the Company is unable to secure these partnerships, it may not be able to meet its growth projections, attract customers, and/or meet its financials obligations.

The Company has $30,000 in cash remaining, representing ~1 month of runway. If the Company is unable to raise additional capital in a timely manner, it may have to reduce or cease operations, be unable to meet its financial obligations, and/or close.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Hyperion Robotics' forecasted cash flow is heavily dependent upon the Company securing large contracts which it has not yet signed. If the Company is unable to close these contracts, its burn will be much higher which may cause the Company to miss its growth projections or be unable to meet its financial obligations. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company may be unable to protect its intellectual property adequately. The company currently has no patents on its products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect its proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts Hyperion Robotics seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention

Hyperion Robotics may face unexpected challenges in financing and manufacturing its robots at scale. The Company has not yet finalized its manufacturing partners for the production versions of its robots. The Company may face obstacles in finalizing a production version of its robot. Building these robots is a capital intensive process and the Company may not be able to finance the production of these robots, causing the Company to miss its growth projections and be unable to meet its financial obligations.

Hyperion Robotics faces competition from other companies in the 3D building space. Existing companies that engage in the 3D building business or are within the construction space could introduce new or enhance existing products. If Hyperion Robotics is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA noted that he Company has incurred losses from inception of approximately $733 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has engaged in Related Party Transactions. Specifically, the Company has a related party loan from Dragonstone which is a company owned solely by Fernando De los Rios. This loan has no formal payback period or interest that is accrued. As of December 31, 2017, the balance is $733.

The Company has not filed a Form D for its prior offering of SAFE Notes from 2018. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is not currently registered as a foreign (out-of- state) business entity in New York. It is uncertain whether such registration is required, as the Company does not yet have a designated office. If the registration is required, without the qualification, the Company could be subject to fines and interest, liability for back taxes, and inability to sue in the states where it is not registered.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company does not have an employment contract in place with Fernando de los Rios, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Fernando were to leave Hyperion Robotics, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Hyperion Robotics

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Hyperion Robotics. Once Hyperion Robotics accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Hyperion Robotics in exchange for your securities. At that point, you will be a proud owner in Hyperion Robotics.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Hyperion Robotics has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Hyperion Robotics does not plan to list these securities on a national exchange or another secondary market. At some point Hyperion Robotics may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Hyperion Robotics either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Hyperion Robotics's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Hyperion Robotics's Form C. The Form C includes important details about Hyperion Robotics's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D
Investor Deck

New-York, USA   2018

hyperion
robotics
™



Disclaimer

This presentation contains offering materials prepared solely by Hyperion Robotics without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Problem

The United States of America is experiencing a housing crisis due to:

- Increasing costs of home ownership and renting
- Lack of qualified construction workers
- Increasing costs of construction

Current construction methods are **not suited** to quickly and affordably solve America's growing housing crisis.



hyperion™ robotics

The Construction Industry Is In Need of Disruption

- Fewer homes are being built due to increasing costs of construction. In the USA, 900,000 new homes will be built in 2018 - **400,000 less** than the **1.3 million needed** to keep up with population growth.
- As of June 2018 there are 200,000 unfilled construction jobs
- The construction workforce in the U.S. declined to 10.5 million in 2016, from 10.6 million in 2010, when the real-estate market was near bottom

Months of housing supply, by metropolitan statistical area, January 2018


Normal level
Baltimore
Charlotte, N.C.
Chicago
Cincinnati
Dallas
Denver
Fort Worth, Texas
Houston
Los Angeles
Minneapolis
Orlando, Fla.
Phoenix
Riverside, Calif.
Sacramento, Calif.
San Diego
Seattle
St. Louis
Tampa, Fla.
Warren, Mich.
Washington
2
4
6 mos.

Source: CoreLogic

Metropolitan areas should have a 6-month supply of housing - most major cities in the United States are falling short of this.

hyperion
robotics™

3D Printing Robotic Technology and Materials for Construction



We develop **concrete 3D Printing Technology and concrete materials** to print residential and commercial structures.

We have developed a new construction system that is more efficient and simpler than traditional build processes.

By doing this, we will be able to provide **an affordable** and **sustainable housing solution** where lack of housing and inadequate housing are a significant issue.

5

hyperion™
robotics

Why 3D Printing?

- **50-70% quicker** than traditional construction processes.

- Reduces on-site construction waste due to precise printing, resulting in a greener build process..

- **Saves up to 80% in labor costs** due to increased automation and fewer human resources required on site.

- Provides **freedom of design** by constructing complex and geometrical designs that are impractical and time consuming to construct with manual labor.

- Increases worker safety on-site.

- Stronger structures with **less material.**

- Simplifies the build process.



hyperion™ robotics

The Market - 3D Printing Construction

Forecasted $40 billion in revenue by 2027

- $36 billion from application and services
- $3.5 billion in machinery
- $150 million from material sales.

Source: SmarTech Publishing



3D Printing Construction Market Forecast
USD (Billions)
40
30
20
10
0
2016
2018
2020
2022
2024
2026
Year



New-York, USA 2018

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

hyperion™ robotics

Business Model

- Build pilot projects with construction and architecture firms to demonstrate and refine our technology and systems.
- Sell and lease our construction 3D printing systems, including our proprietary concrete mix, to our target market for large scale construction projects.



hyperion™
robotics

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

hyperion™ robotics

Projections 2018 - 2022

Sales and leasing of our robotic systems and 3D printing construction materials.

Price of robotic systems will start at $450,000 (mobile) and $380,000 (stationary)

2018: Sale of 2 robotic systems (prototype version)

2019: Lease of 3 robots and sale of 1 robotic system

2020: Lease of 5 robots and sale of 2 robotic systems

2021: Lease of 8 robots and sale of 5 robotic systems

2022: Lease of 12 robots and sale of 8 robotic systems



$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2018
2019
2020
2021
2022
Materials
Equipment sales
Equipment leasing



2018

New-York, USA

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

hyperion
robotics ™

(Helsinki, Finland)












hyperion™ robotics

Traction/Deals

- Letter of Intent from a concrete manufacturer based in Connecticut, US, to initially have them design a material mix for us to test in order to **purchase one of our robotic systems.**
- Letter of Intent from a property developer based in New Orleans, US, to start using our 3D printing system for a **showcasing project and then apply it to their own development projects**.
- In discussions with a large Asian company to partner and bid on a **1 million low income housing project in Indonesia** that would be done with our 3D printing technology.



Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

hyperion™
robotics

Roadmap

- Solidify partnerships with construction companies and begin pilot projects by end of 2018.

- Execute remaining tests and obtain certifications to meet international standard building codes and regulations by end of 2018.

- Based on feedback and pilot project data improve and complete the final development of our robotic system in 2019.

- In 2019, sell and lease our robotics system to construction companies

The figures represent future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.






hyperion™
robotics

Management Team



CEO
Fernando De Los Rios

Forbes 30 under 30 (2017). Started his career in Assurance at Ernst & Young. Co-founder and COO of Cazza - 3D printing company. Founded one of Peru's first online grocery stores.



CTO
Oriol Ala Puig

Mechanical Engineer specialized in robotics and 3D printing. Co-founded ADDcomposites, additive manufacturer of technical composite parts for specialty applications.



COO
Cesar Fernandes

Engineer (MBA) with 8 years experience in on-site operations management and implementing systems focused on worker safety and supply chain management.



CDO
Ashish Mohite

Architecture PHD candidate with a focus on 3D printing. Co-founder of Atomic Shapes, 3D printing company and Design researcher at Aalto University, Finland.



hyperion™ robotics

Competitors









apis cor | we print buildings

ICON

CyBe

WINSUN 盈创

Unlike our competitors, we are creating an entire system and process of design and construction, from the software and hardware to the construction materials.

Our company is technology driven, focused on developing a superior system of building that increases efficiency across all aspects of an organization.



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

hyperion™
robotics

Use Of Funds

- Develop customized 3D printing software to print housing.

- Invest in equipment to improve the efficiency of our research facility.

- Consolidate the development of our robotic systems.

- Improve current concrete material formula.



hyperion™
robotics

New-York, USA

2018

Thank You.

www.hyperionrobotics.com

